Exhibit 99.1

June 22, 2012

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon

Registrar of Securities, Nunavut

Re:	Harry Winston Diamond Corporation

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on June 22, 2012:

X	Proxy
X	Notice of Meeting/Information Circular
X	Annual Report (only to those shareholders who requested)
X	Request for Financial Statements Form/E-Delivery Consent Form

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

(Signed) Vijaya Somasundharem
Associate Manager, Trust Central Services
sg\CM_HarryWinston